Exhibit 99.1

For Immediate Release

April 26, 2005

DRAXIS Names New Head of Radiopharmaceuticals

MONTREAL, QUEBEC, April 26, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has appointed Mr. Jean-Pierre Robert as the new President of its radiopharmaceuticals division in Montreal, Quebec.  Mr. Robert will report to Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. and will also serve as a member of the DRAXIS executive management group.

“We are very pleased to have Jean-Pierre Robert join the senior management team,” said Dr. Barkin. “Our specialized radiopharmaceuticals business is poised to move to the next level of success through geographic expansion and product development and Jean-Pierre brings considerable experience associated with a career of leadership positions in the pharmaceutical industry, particularly in the radiopharmaceuticals sector.”

Mr. Robert served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently he was President and CEO of an emerging Canadian biopharmaceutical company.  He has extensive healthcare industry experience including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific, Hoechst and Bayer.  He holds both a B.Sc. and an MBA and was a member of the Canadian Society of Nuclear Medicine.

Mr. Robert will assume his position effective May 9, 2005.

The transition to Jean-Pierre’s leadership will be assisted by Dr. Richard Flanagan, who will become a Scientific Advisor to the CEO.  Dr. Flanagan’s career in the nuclear medicine industry began at Merck-Frosst Canada and continued at DRAXIS as Vice President and then President of the radiopharmaceuticals division. Dr. Barkin noted, “Richard has overseen the transfer of operations from Merck to DRAXIS, the development of the product pipeline, the division’s successful entry into the US and its growth to current levels. I am pleased that DRAXIS will continue to benefit from his knowledge and experience in the area of radiopharmaceuticals.”

About DRAXIS Health Inc.

DRAXIS Health is a rapidly growing specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s union and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Tel:         877-441-1984